Exhibit 4.28

Malus and Clawback Policy Guideline

We regularly update this document. Make sure you have the latest version by downloading it from the intranet.

Last update: December 2023

The purpose of the policy guideline is to explain how the Group applies Malus and Clawback in accordance with both the PRA Rulebook (Remuneration part) and applicable sections of the FCA Handbook.

Content of this policy:

1.What are Malus and Clawback?

2.When are Malus and Clawback applied?

3.Tax and Social Security on Clawback

4.How are Malus and Clawback applied to Buy-out awards?

5.Approval

Addendum - Clawback Policy for the US

1.   What are Malus and Clawback?

Malus and Clawback are regulatory provisions which enable us to reduce unvested variable remuneration (malus), or recover all or part of vested variable remuneration (clawback) granted on or after 1 January 2014 under the 2014 Employee Share Plan (ESP) (‘the Plan’). The policy applies to all colleagues and leavers. Variable remuneration which may be subject to malus and clawback includes discretionary bonuses, long term incentive awards, buy out awards, conditional bonuses, guaranteed bonuses, retention bonuses and awards granted under the Sharing in Success colleague reward scheme.

Specific provisions apply to buy out awards granted on or after 1 January 2017 to MRTs, including awards bought out by the Group and awards made by the Group which have subsequently been bought out by a new employer which is subject to the PRA remuneration rules. The colleague must have been an MRT for the year the award is in respect of, and the employer must have been subject to the rules at the time the original award was granted.

The Group may apply malus or clawback if:

o	it subsequently becomes aware of information that would have affected the decision about an individual’s variable remuneration;
o	the Group later determines that the performance factors upon which individual reward decisions were based were incorrect; and/or
o	the Group receives a ‘Reduction Notice’ from an individual’s previous employer in relation to awards the Group has ‘bought-out’ from that employer.

In addition to malus and clawback, the Group may reduce any ‘in year’ bonus amounts which may otherwise be payable to an individual in respect of a performance year.

2.   When are Malus and Clawback applied?

Malus and Clawback will normally be considered following the outcome of an Accountability Review process, should the colleague(s) under investigation be found to be culpable1, responsible2 or ultimately

1Culpable: seriously failed to fulfil their responsibilities, either deliberately or through negligence or incompetence, and such failure had a direct impact on the issue, situation or incident.

2Responsible: failed to undertake reasonable measures at a local level which could have prevented the issue, situation or incident from taking place, or could have led to discovery of the issue, situation or incident.

accountable3 for the investigated issue, situation or incident. We are required under the remuneration regulatory rulebooks to consider malus and clawback for instances of material failures of risk management, material error, employee misbehaviour, and (for malus only) material downturn in performance.

In line with remuneration regulations, malus and clawback may also be considered for those individuals who by virtue of their role or seniority are indirectly responsible or accountable for the relevant event, including senior staff who drive the firm's culture and set its strategy.

Adjustments may be made outside of the Accountability Review process in exceptional and limited circumstances at the discretion of the Group Performance and Remuneration Committee.

Some examples of when malus or clawback may be applied are:

o	A colleague participated in or was responsible for conduct which resulted in significant losses for the Group;
o	A colleague failed to meet appropriate standards of fitness and propriety;
o	There is reasonable evidence of colleague misbehaviour or material error; or
o	The Group or an individual’s business unit suffers a material failure of risk management (proximity to the failure and the individual’s degree of involvement will be considered).

This list of example circumstances shown above is not exhaustive, and the Group may consider the application of malus or clawback in any further circumstances as it deems appropriate.

Malus reductions can be applied to any year’s award prior to the vesting date; and in some circumstances an ‘in year’ bonus reduction may be made instead. Clawback is generally only appropriate when it is not possible or deemed insufficient to apply malus or an ‘in year’ bonus reduction.

For MRTs, variable remuneration granted in respect of the 2016 performance year onwards is subject to clawback for 7 years from the grant date, and if the individual was (for the performance year in question) a designated PRA and FCA SMF this can be extended to 10 years where the individual is the subject of an investigation which could result in the application of clawback.

For non-MRTs, variable remuneration granted in respect of:

o	the 2013 – 2020 performance years is subject to clawback for 6 months from each vesting date; and
o	the 2021 performance year onwards is subject to clawback for 12 months from each vesting date.

In the event that local requirements (whether legal, regulatory or other) provide for longer clawback periods than those set out in this policy, then the local requirements will apply. For example, in the Netherlands, there is no clawback expiry date.

Clawback can be satisfied through any means considered appropriate, including:

o	Removing the colleague’s shares held in the nominee account;
o	Instructing the colleague to repay the relevant amounts using their personal funds;
o	Making deductions from the colleague’s salary (where permitted under local labour laws), or from any other payments due to the individual; and/or

3Ultimately Accountable: may not have direct responsibility for an event, but consideration will be given to their actions taken in discharging their managerial/supervisory responsibilities and oversight job in relation to all aspects of an issue, situation or incident. Time in the role will also be considered.

o	Recovering amounts through relevant legal processes.

No reductions will be made to Group pensions.

3.   Tax and Social Security on Clawback

Clawback will generally only be applied to any ‘net of tax / social security’ amounts that a colleague would receive upon the award vesting. In the event a tax rebate is received by the colleague in respect of the amount recovered, this should be repaid to the Group. The Group reserves the right to review this approach.

4.   How are Malus and Clawback applied to Buy-out awards?

Malus and clawback periods applicable to buy out awards must be no shorter than those specified in the Reduction Notice.

Buy outs granted by a new employer

Where awards granted by the Group to a former MRT colleague have been forfeited and bought out by a new employer who is subject to the PRA remuneration rules on or after 1 January 2017, and the Group subsequently determines through its Accountability Review process that malus or clawback should be applied because:

o	There is reasonable evidence of the former colleague’s misbehaviour or material error whilst working for the Group; and/or
o	The Group or the individual’s business unit has suffered a material failure of risk management the Group must notify the individual and issue a Reduction Notice to the new employer (requiring that it applies malus or clawback to the awards) within 14 days of its final decision.

Buy outs granted by the Group

Where awards forfeited from a previous employer(s) have been bought out by the Group on or after 1 January 2017, the new colleague was an MRT at their previous employer, and the Group receives a Reduction Notice from the previous employer requiring malus or clawback to be applied to the bought-out awards, the Group must reduce the individual’s unvested awards and/or make all reasonable efforts to recover amounts specified in the Reduction Notice.

5.   Approval

Any recommendations for malus or clawback will be made via the Accountability Review process and approved by the appropriate Accountability Review Panel/Committee or Remuneration Committee, unless the adjustment is being applied following receipt of a Reduction Notice.

This guideline sets out the Group’s approach and complies with UK regulations.  There may be additional or different local requirements which we are required to comply with for colleagues outside the UK.  Please contact the Reward Policy and Regulation team (~ Reward Policy Mailbox) to check any regulatory requirements applicable for non-UK colleagues before seeking approvals.

The effective date of this policy guideline is:

Effective Date – December 2023

The policy guideline owner is:

Sharon Riddell - Director, Reward and Employment

ADDENDUM TO NATWEST GROUP (“THE GROUP”) MALUS AND CLAWBACK POLICY GUIDELINE

CLAWBACK POLICY FOR THE US

This policy provides for the recovery of variable remuneration (clawback) which has been erroneously awarded calculated as explained in this policy ("Erroneously Awarded Remuneration").4 This policy is designed to comply with, and will be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual.

This policy is separate from and in addition to the Group’s Malus and Clawback Policy Guideline. It only applies while the Group has a class of securities listed on the NYSE.

1.	Administration

This policy is administered by the board of directors of the Group or a committee of the board with delegated authority from the board (the “Administrator”).5

2.	Definitions

The capitalised terms used in this policy have the following meanings:

“Accounting Restatement”

a restatement of the Group’s financial statements which is due to the Group’s material noncompliance with any financial reporting requirement under the securities laws. This includes any restatement to correct an error in previously issued financial statements that is material, or that would result in a material misstatement if the error were corrected or left uncorrected in the current period.

"Accounting Restatement Date"

the earlier of (a) the date the board concludes, or reasonably should have concluded, that the Group is required to prepare an Accounting Restatement or (b) the date a court, regulator or other authorised body directs the Group to prepare an Accounting Restatement. It does not matter if or when the restated financial statements are filed.

“Applicable Period”

the three completed financial years immediately before the Accounting Restatement Date (except that a transition period that comprises a period of at least nine months counts as a completed financial year)

4The recovery policy is supposed to cover awards that have been granted or received in respect of financial performance measures, without regard to whether or not already vested.

5This policy may be administered by the board, the remuneration committee, audit committee or a special committee comprised of members of the compensation committee and audit committee.

“Covered Executives”	the Group’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer in Rule 10D-1 and the NYSE Listing Standards.[6]
“Financial Reporting Measure”

any measure that is determined and presented in accordance with the accounting principles used in preparing the Group’s financial statements, and any measure that is derived wholly or in part from such measure. This includes share price and total shareholder return (“TSR”). They do not need to be reported in the Group’s financial statements or contained in a filing with the Securities Exchange Commission to be caught.

“Incentive-Based Remuneration”

any variable remuneration that is granted, earned or vested based wholly or in part on achieving a Financial Reporting Measure.

When evaluating whether the policy applies to variable remuneration, the variable remuneration is treated as received in the Group’s financial year during which a Financial Reporting Measure relating to that variable remuneration is achieved, even if the remuneration is paid or vests in a later period.

3.	What remuneration does this policy cover?

This policy applies to Incentive-Based Remuneration that a Covered Executive receives after becoming a Covered Executive if they were a Covered Executive at any time during the relevant performance period for that variable remuneration.

4.	Recovery Policy Trigger

The Group will clawback reasonably promptly the amount of any Erroneously Awarded Remuneration received by any Covered Executive during the Applicable Period when the Group is required to prepare an Accounting Restatement. The clawback does not depend on if or when restated financial statements are filed.

5.	How is Erroneously Awarded Remuneration calculated?

Erroneously Awarded Remuneration is variable remuneration that a Covered Executive should not have received as a result of the Group being required to prepare an Accounting Restatement. It is calculated as the difference between the Incentive-Based Remuneration actually received by a Covered Executive and the amount that would have been received if the Incentive-Based Remuneration had been calculated based on the restated financial statements (ignoring any taxes paid).

6.	What if Incentive-Based Remuneration is based on share price or TSR?

6The definition of "executive officer" is “a company’s president, principal financial officer, principal accounting officer or controller, any vice president in charge of a principal business unit, division or function or any other officer or person who performs a significant “policy-making” function for the company.” For the Group, we would determine our “executive officers” as the individuals identified as Persons Discharging Managerial Responsibility (PDMRs) who are employed by the Group (or its subsidiaries).

The Administrator will calculate the amount of Erroneously Awarded Remuneration based on a reasonable estimate of the effect of the Accounting Restatement on the share price or TSR upon which the Incentive-Based Remuneration was received. The Group must document the decision on that reasonable estimate and provide that documentation to the NYSE.

7.	How does the Group recover Erroneously Awarded Remuneration?

The Administrator must decide on the timing and method for reasonably prompt recovery. The Administrator may:

o	seek reimbursement of all or part of any cash or equity-based award,
o	cancel earlier cash or equity-based awards, whether vested or unvested or paid or unpaid,
o	cancel or offset against any planned future cash or equity-based awards,
o	forfeit deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and its regulations; and
o	use any other method authorised by applicable law or contract.

8.	What exceptions are there to applying the policy?

Erroneously Awarded Remuneration need not be recovered if and to the extent that the Group’s Performance and Remuneration Committee (“RemCo”) decides that clawback would be impracticable and one or more of the following limited conditions apply:

o

The expense incurred by using a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover based on expense of enforcement, the Administrator must make a reasonable attempt to recover such Erroneously Awarded Remuneration, document such reasonable attempt to recover and provide that documentation to the NYSE.

o

Recovery would violate the home country law of the Group where that law was adopted before 28 November 2022. Before concluding that it would be impracticable to recover based on violation of home country law of the Group, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

o

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

9.	Can the Group indemnify Covered Executives?

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive, the Group may not indemnify any Covered Executives against the loss of any Erroneously Awarded Remuneration, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback under this policy.